Mail Stop 3561

June 29, 2006

By Facsimile and U.S. Mail

Robert B. Catell
Chairman and Chief Executive Officer
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

> **Re: KeySpan Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 28, 2006**
> **File No. 1-14161**

Dear Mr. Catell:

   We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated June 23, 2006. Our review resulted in the following accounting comment.

1. We note your response to comment five of our letter dated June 1, 2006. While we concur that the *initial* June 2004 Houston Exploration Company transaction was not a significant disposition, we believe that a significant disposition occurred when you sold your remaining interest irrespective of whether it was contemplated. Please amend your Form 8-K filed on November 19, 2004 to include the pro forma financial statements required by Article 11 of Regulation S-X.

   As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

Mr. Robert B. Catell
KeySpan Corporation
June 29, 2006
Page 2

      If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

            Sincerely,

            Jim Allegretto
            Senior Assistant Chief Accountant